                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-57037


        2,172,475 SHARES (issuable upon conversion of Series B Preferred Stock) 4,827,525 SHARES (issuable upon Calls for Proceeds)

                            STORM TECHNOLOGY, INC.

                                 COMMON STOCK


     A portion of the 7,000,000 shares (the "Shares") of Common Stock of Storm Technology, Inc., a Delaware corporation ("Storm" or the "Company") offered by this Prospectus are issuable upon conversion of issued shares of Series B Preferred Stock of the Company (the "Series B Shares"). The Series B Shares were issued in connection with a privately placed equity financing to institutional investors (the "Selling Stockholders") pursuant to a securities purchase agreement and other related documents (collectively, the "Financing Agreements"). The Series B Shares are convertible into shares of the Company's Common Stock, calculated pursuant to a formula based on (i) the average closing bid price of the Company's Common Stock on the three (3) days preceding conversion of the Series B Shares (the "Conversion Date") (such average referred to as the "Current Average Price") and (ii) the number of days after the closing of the sale of the Series B Shares (the "Issuance Date") before this Registration Statement is declared effective (such date referred to as the "Effective Date"), all as set forth in the Company's Certificate of Designation for the Series B Shares (the "Certificate of Designation"). The Certificate of Designation also gives the Company the right to redeem some or all of the Series B Shares at a per share price equal to the greater of (i) the number of shares of Common Stock calculated as though the Series B Shares are converted on the date of notice of redemption (the "Redemption Notice Date") multiplied by the closing bid price as of the Redemption Notice Date, or (ii) one hundred twenty percent (120%) of the purchase price of the Series B Shares being called for redemption (or one hundred eighteen percent (118%) of such purchase price if this Registration Statement is declared effective within sixty (60) days from the Issuance Date), plus any and all accrued and unpaid dividends.

     The Financing Agreements also provide that at any time during the eighteen
(18) months following the Effective Date (the "Commitment Period"), the Company may notify the Selling Stockholders of its intention (a "Call for Proceeds") to draw a specified dollar amount (the "Dollar Amount") during a thirty (30) day period (the "Call Period") following the date such notice is received by the Selling Stockholders (such date referred to as the "Call Date"). At any time during the Call Period, and at the Selling Stockholder's sole discretion, the Selling Stockholders shall provide one or more written notices to the Company (each a "Call Acceptance") that it will meet all or a portion of the Call for Proceeds against delivery of shares of the Company's Common Stock (the "Drip Shares") up to a maximum of $12,000,000. If the Company does not receive Call Acceptances from the Selling Stockholders equal to the total Dollar Amount within the Call Period, a Call Acceptance shall be deemed received by the Company as of the last trading day during the Call Period. The Dollar Amount for any Call for Proceeds is limited to, among other things, (i) a minimum of $50,000 and a maximum of $1,000,000 and (ii) eight percent (8%) of the product obtained by multiplying the total number of shares traded on the Principal Market for the twenty (20) trading days preceding the Call Date by the Current Average Price preceding the Call Date. The number of Drip Shares to be sold at each closing of a Call for Proceeds shall be equal to the quotient obtained by dividing the Dollar Amount by eighty-five percent (85%) of the Current Average Price preceding the date the Company receives the Call Acceptance. "Principal Market" shall refer to the Nasdaq National Market, the Nasdaq

Small-Cap Market, the American Stock Exchange or the New York Stock Exchange, and any other applicable market in accordance with their requirements (other than bulletin board markets or pink sheets). Any Shares which are not issued upon conversion of the Series B Shares are available for issuance upon one or more Calls for Proceeds and the resale of such remaining shares issuable upon Calls for Proceeds (if any) are offered by this Prospectus.

     The Company will use the proceeds from each Call for Proceeds, if any, primarily for working capital. The Company will receive no proceeds from conversions of the Series B Shares. The Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act").
The Company is also obligated to use its best efforts to take certain actions to comply with applicable state securities laws and regulations. See "Plan of Distribution."

     The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants, but excluding transfer or other taxes and other costs and expenses incident to the issuances of the Shares.

     The Company's Common Stock is traded on The OTC Bulletin Board Market under the symbol "EASY."

                       ________________________________

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT SHOULD BE
      CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                      __________________________________

                 The date of this Prospectus is July 23, 1998.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov. The Company's Common Stock is traded on The OTC Bulletin Board Market.


                                  THE COMPANY


     Storm creates personal scanners that enable consumers to input, organize, store and use digital images easily with their personal computers. The Company's vision is to empower consumers to use all forms of digital images to create more personal, memorable and effective communications. Storm has been competing and gaining market share based on a strategy of product innovation and price performance leadership to develop and market personal scanners using the latest technology with high quality at affordable consumer price points.

     In 1995, the Company entered the personal scanner market by bundling its EasyPhoto organizer software with a snapshot-sized photo scanner manufactured by Primax Electronics, Ltd. ("Primax"). In 1996, Storm established its own internal personal scanner hardware and software product development teams, continued to build leadership in the personal photo scanner market and leveraged OEMs to enter the page-sized sheetfed scanner market segment. During 1997, Storm established itself as the market leader in the personal photo scanner product segment, acquired the scanner business of Logitech, Inc. and its affiliates (collectively, "Logitech") (the "Logitech Acquisition"), resulting in a market leadership position in page-sized sheetfed personal scanners, and leveraged OEMs to enter the flatbed personal scanner market segment. Based on external research studies, Storm expects that scanner sales will grow to more than 11 million units by 1999. With the Logitech Acquisition, the Company has expanded distribution in Europe through Logitech's existing European infrastructure, providing access to over 8,000 retail outlets in the region, broadened its underlying product portfolio and digital imaging technology, and effectively doubled its worldwide market share.

     Storm's personal scanners and software are licensed for inclusion with personal computers, digital cameras, scanners or color printers from leading technology providers including Adobe, Hewlett-Packard, Kodak, Nikon and Sharp. Storm's current scanner line, which includes EasyPhoto Reader, EasyPhoto SmartPage Pro, EasyPhoto ImageWave, TotalScan and PageScan USB, is carried at major computer retailers in the U.S., Canada and Europe. The principal executive offices of Storm are located at 1395 Charleston Road, Mountain View, California 94043 and its telephone number at that location is (650) 691-6600.

                                 RISK FACTORS


     The purchase of the Common Stock offered hereby involves a high degree of risk. Purchasers should carefully consider the following risk factors, among other information, in conjunction with the other information included and incorporated by reference in this Prospectus before purchasing or otherwise acquiring the Common Stock offered hereby. An investment in the Common Stock offered hereby involves a high degree of risk and the Common Stock should not be purchased by persons who cannot afford the loss of their entire investment.

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus.

     CONTINUING OPERATING LOSSES. The Company has incurred net losses in every period since inception. There can be no assurance that it will attain profitability, or, if profitability is attained, that the Company will sustain profitability on a quarterly or an annual basis. As of December 31, 1997, the Company had an accumulated deficit of $47.9 million. The Company's ability to achieve profitability will be substantially dependent, in part, on its ability to successfully complete and introduce new products, to successfully integrate into its business the scanner products obtained in the Logitech Acquisition and to retain management and other key personnel. There can be no assurance that the Company will be able to successfully accomplish the foregoing.

     FUTURE CAPITAL REQUIREMENTS AND AVAILABILITY OF ADDITIONAL FINANCING. In December 1997, the Company completed a private placement sale of $3,000,000 of Series A 8.5% Convertible Preferred Stock (the "Series A Shares") and warrants to institutional investors and a separate private placement of over $2,000,000 of common shares and warrants at market price purchased entirely by management of the Company (collectively, the "1997 Private Placement"). The proceeds of the 1997 Private Placement were used primarily to fund the Logitech Acquisition. In June 1998, the Company completed an additional private placement sale of $2,000,000 of Series B Convertible Preferred Stock which included a commitment from such investors to fund Calls for Proceeds from the Company up to an additional $12,000,000 against delivery of shares of the Company's Common Stock (collectively, the "1998 Drip Financing"). The proceeds of the 1998 Drip Financing, together with any Calls for Proceeds thereunder, will be used for working capital. However, the 1998 Drip Financing is subject to certain conditions, including continued listing of the Company's Common Stock on the Nasdaq National Market or the Nasdaq SmallCap Stock Market, which it does not currently satisfy and therefore the Company is not currently able to draw down funds from the 1998 Drip Financing without a waiver of such listing condition.

     The Company's management is exploring financing alternatives to supplement Storm's cash position. Potential sources of additional financing for the Company include private equity financings, mergers, strategic investments, strategic partnerships, an increase in its available bank line of credit or other forms of debt financings. If additional funds are raised through the issuance of equity or debt, the percentage ownership of the then current stockholders of the Company may be reduced and such securities may have additional powers, rights, preferences or privileges, senior to existing shares. Storm has no commitments or arrangements to obtain any additional funding, except for the Drip Financing as described herein, and there can be no assurance that the Company will be able to obtain such additional funding, if necessary, on acceptable terms or at all. The unavailability or timing of any financing, could prevent or delay the continued development and marketing of the products of Storm and may require a reduction in the level of Storm's operations. The failure to raise needed funds on sufficiently favorable terms could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company is discussing the payment terms of an accounts payable with Primax in excess of $13 million which is currently overdue. Such terms may have an adverse effect on the Company's cash position.

     ACQUISITION RISKS. In December 1997, the Company completed the acquisition of Logitech's scanner product line to expand its presence in the consumer scanner market. The Logitech Acquisition will expand Storm's presence in the European market, a market which is relatively new to the Company. While the Company believes that the scanner products acquired from Logitech offer an opportunity for the Company to increase its market share and product offerings, there can be no assurance that the Company will be successful in doing so. The Company's business plan includes the possibility of acquiring other related companies and technologies. There can be no assurances that such acquisitions will occur, or that such acquired companies or technologies will contribute any revenue or technological value for the Company.

     The Logitech Acquisition and any future acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, difficulties in assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience and potential loss of key employees of acquired operations. No assurance can be given as to the ability of the Company to successfully integrate the products or technologies of Logitech's scanner product line or those from any future acquisitions, prevent disruption of the Company's ongoing business, maximize the financial and strategic position of the Company, maintain uniform standards, controls, procedures and policies and preserve relationships with employees and customers as a result of any integration of new management personnel. Further, there is no assurance that the Company will compete effectively or will generate significant revenues in newly entered markets through future acquisitions.

     The Company may be required to incur significant initial costs in integrating any acquired companies or technologies into the Company's then existing product and service offerings which could result in using the Company's financial and other resources which have been budgeted for other activities. In addition, future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, operating results and financial condition and/or price of the Company's Common Stock.

     RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND SALES. Revenues derived from international distributors and resellers accounted for less than 5% of total revenues for the Company in fiscal year 1997. The Company believes that its continued growth and profitability will require further expansion of its international operations, in part through cooperation with Logitech as part of the Logitech Acquisition. To successfully expand international sales, the Company may find it necessary to establish additional foreign operations, hire additional personnel and recruit additional international resellers. To the extent that the Company is unable to do so in a timely manner, the Company's growth in international sales, if any, may be limited, and the Company's business, results of operations and financial condition could be materially adversely affected. As the Company continues to expand its international operations, significant costs may be incurred ahead of any anticipated international revenues, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     As the Company increases its foreign sales, it may be materially and adversely affected by fluctuations in currency exchange rates, increases in duty rates, exchange or price controls or other restrictions on foreign currencies. The foregoing factors may become an increasingly significant risk as various Asian countries experience internal economic instability and require increased levels of foreign financial assistance. Additional risks inherent in doing business on an international level include unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations. For example, if the value of the US dollar increases relative to foreign currencies, the Company's results of operations could be materially adversely affected because the Company's products may become more expensive to foreign purchasers. However, if the US dollar increases in value, the Company may also experience a decrease in costs from foreign manufacturers and suppliers. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the

Company's business, operating results and financial condition and there can be no assurance that the Company will be able to successfully address each of these challenges.

     MANAGEMENT OF GROWTH. The Company has recently experienced and may continue to experience growth in the number of employees, the scope of its operating and financial systems and the geographic distribution of its operations and customers due to an anticipated increase in annual sales. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to assimilate such new personnel and to implement and improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage its employee work force. There can be no assurance that the Company will be able to manage its growth effectively and therefore, the Company's business, operating results and financial condition could be materially adversely affected.

     SIGNIFICANT FLUCTUATIONS IN OPERATING RESULTS AND UNCERTAINTY OF REVENUES. The Company has experienced and will continue to experience significant fluctuations in revenues and operating results from quarter to quarter and from year to year due to a combination of factors, many of which are outside of the Company's direct control. These factors include development of consumer demand for digital images on PCs in general and for the Company's products in particular, the Company's success in developing, introducing and shipping new products and product enhancements in a timely manner, the purchasing patterns and potential product returns from the Company's retail distribution, the potential for reduced revenue due to price protection granted to distributors and resellers, the performance of the Company's contract manufacturers and component suppliers, the ability of the Company to reduce costs of sales and increase gross margins, the Company's ability to respond to new product introductions and price reductions by its competitors, the timing, cancellation or rescheduling of significant orders from OEMs, distributors or resellers, the availability of key components and changes in the cost of materials for the Company's products, the level of demand for PCs, the Company's ability to attract, retain and motivate qualified personnel, the timing and amount of research and development, the ability to integrate into the Company's business the scanner products obtained in the Logitech Acquisition, the timing and amount of marketing and selling and general and administrative expenditures, and general economic conditions. In addition, the Company has experienced seasonality in its operating results. The Company believes that the seasonality of its revenues results primarily from the purchasing habits of consumers and the timing of the Company's fiscal year end. The Company currently believes that such seasonality will generally continue.

     Revenues and operating results in any period depend on the volume, timing and ability to fulfill customer orders, the receipt of which is difficult to forecast. A significant portion of the Company's operating expenses is relatively fixed in advance, based in large part on the Company's forecasts of future sales. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the Company's operating results may be magnified by the Company's inability to adjust operating expenses in the short term to compensate for such shortfall. Accordingly, any significant shortfall in revenues relative to the Company's expectations would have an immediate material adverse impact on the Company's operating results and financial condition. The Company may also be required to reduce prices in response to competition or increase spending to pursue new product or market opportunities. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately in order to maintain profit margins and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure.

     Revenues are difficult to forecast due to the foregoing factors, the rapidly evolving consumer market for scanners, the variation in the Company's sales cycle for its scanner products and the acquisition of the Logitech scanners. Because the Company normally ships products within a short time after it receives an order, it typically does not have any material backlog. As a result, to achieve its quarterly revenue objectives, the Company is dependent upon obtaining orders in any given quarter for shipment in that quarter.

     COMPETITION. The markets for the Company's products and services are intensely competitive, subject to rapid change and characterized by constant demand for new products and product features, pressure to accelerate the release of new products and product enhancements and to reduce prices. A number of companies are potential competitors to Storm's products and services and currently offer products or services that compete directly or indirectly with Storm. Several of these competitors or other potential competitors have significantly greater financial, managerial, technical and marketing resources than Storm. A variety of potential actions by any of Storm's competitors, including a reduction of product prices, increased promotion, announcement or accelerated introduction of new or enhanced products or features, acquisitions of software applications or technologies from third parties, product give-aways or product bundling could have a material adverse effect on Storm's business, operating results and financial condition.

     Storm's present or future competitors may be able to develop products comparable or superior to those offered by Storm or may be able to adapt more quickly than Storm to new technologies or evolving customer requirements. For example, there can be no assurance that Storm will successfully complete the integration of the scanner products obtained in the Logitech Acquisition into Storm's current product offerings on a timely basis or that any of Storm's current or future products will achieve market acceptance or be sold on a profitable basis. Accordingly, there can be no assurance that Storm will be able to continue to compete effectively in its markets, that competition will not intensify or that future competition will not have a material adverse effect on Storm's business, operating results and financial condition.

     DEPENDENCE ON THIRD-PARTY LICENSES AND MANUFACTURERS. The Company is dependent on licenses from third-party suppliers for certain of its products.
If any such third-party licenses were terminated or not renewed or if these third parties fail to develop new products in a timely manner, the Company could be required to develop an alternative approach to developing its products which could require payment of substantial fees to third parties or additional internal development costs and delays and such products may not be successful in providing the same level of functionality. Additionally, the Company obtains hardware components from third party manufacturers. There can be no assurance that such manufacturers will be able to meet the Company's requirements for quality manufactured products at competitive prices. Furthermore, obtaining products from an alternative manufacturing source involves certain production start-up risks and delays, such as those associated with the procurement of materials and training of production personnel. Therefore, any inability to obtain quality hardware components at competitive prices from current manufacturers or to increase manufacturing capacity from such suppliers as required could result in delays, increased costs or reduced functionality that could have a material adverse affect on the Company's business, results of operations and financial condition.

     NEW PRODUCT INTRODUCTIONS. The Company's future sales will depend substantially on its ability to continue to successfully design and market new products and upgrades of current products for existing and new personal computer platforms and operating environments and to integrate scanner products obtained through the Logitech Acquisition. There can be no assurance that sales of such new products and versions will meet the Company's expectations, due to various factors. For example, the Company may introduce certain of such products later to market than expected or later than competitors' introductions, or competitors may introduce competitive products at lower prices.

     From time to time the Company makes announcements to its customers with respect to the time frames within which the Company expects to ship new products. Such announcements are for the purpose of providing its customers with a general idea of the expected availability of products for planning purposes based only upon estimates and are not a prediction by the Company of the exact availability of such products. In the past, certain of the Company's products shipped later than the time frame within which the Company originally anticipated that the products would be available. Due to the inherent uncertainties of software and hardware development, it is likely that such situations will occur from time to time in the future as well. Moreover, the loss of key employees may increase the risk of delays in product availability from time frames originally anticipated. Consequently, announcements regarding the Company's expectations of when products may ship should not be considered a prediction by the Company that the products will ship in any particular quarter or otherwise be relied upon by investors as a basis for predicting the Company's results for any future period. Delays in the shipment of such products and product enhancements could have a material adverse impact on the Company. Without the introduction of such new products and product enhancements, the Company's products may become technologically obsolete, and as a result the Company's business, operating results and financial condition could be materially adversely affected. There can be no assurance that the future development and marketing efforts by the Company will be successful.

     EVOLVING MARKET. Since February 1995, most of the Company's sales have been made to distributors, computer superstores, consumer electronic superstores, office supply superstores, specialty computer stores, on-line companies, mass merchants and OEMs and, to a lesser extent, mail order companies. Accordingly, the Company is dependent upon the continued viability and financial stability of such entities in the distribution channel. The Company's reseller customers offer products of several different companies, including scanner products that are competitive with the Company's products. Accordingly, these resellers may give higher priority to products of suppliers other than the Company through increased shelf space or promotions, thus reducing their efforts to sell the Company's products. In addition, as is typical in the personal computer industry, the Company grants its distributors and resellers price protection and certain rights of return with respect to products purchased by them. The Company accrues for expected returns and anticipated price reductions in amounts that the Company believes are reasonable. However, there can be no assurance that these accruals will be sufficient, especially in light of the rapid product obsolescence that often occurs during product transitions. In order to respond to competitive pricing actions, increase sales or expand the distribution of its products, the Company may reduce the prices of its products, which could give rise to significant price protection charges and which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the difficulty in predicting future sales and the anticipated short product life cycles of the Company's products due to frequent upgrades increase the risk that new product introductions, price reductions by the Company or its competitors, or other factors affecting the personal scanner market could result in significant product returns. Any price protection charges or product returns in excess of recorded allowances would have a material adverse effect on the Company's business, operating results and financial condition.

     DEPENDENCE ON KEY PERSONNEL AND CHANGES IN MANAGEMENT. The success of the Company depends in large part upon the ability of the Company to recruit, retain and motivate qualified employees. The competition for such personnel is intense, and there can be no assurance that the Company will be successful in retaining or recruiting such personnel. Specifically, the Company may experience increased costs in order to attract and retain skilled employees.
The Company cannot offer any assurances that it can continue to recruit key managerial and technical personnel. The Company's failure to attract additional qualified employees or to retain the services of key personnel could materially adversely affect the Company's business, operating results and financial condition.

     EXTREME VOLATILITY OF STOCK PRICE.    Like the stock of other high
technology companies, the market price of the Company's Common Stock has been and may continue to be extremely volatile. Since its initial public offering in October 1996, the market price of the Company's Common Stock has ranged from a high of $17.00 to a low of $0.50 per share. Factors such as quarterly fluctuations in the Company's results of operations, the announcement of technological innovations or the introduction of new products by the Company or its competitors, and general conditions in the computer hardware and software industries may have a significant impact on the market price of the Company's Common Stock.

     COMPLIANCE WITH NASDAQ LISTING REQUIREMENTS; DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Nasdaq Stock Market, Inc. ("Nasdaq") has recently adopted new maintenance criteria which have eliminated the exception to the $1.00 per share minimum bid price and require, among other things, $4,000,000 in net tangible assets and $5,000,000 market value of the public float. Alternative maintenance criteria include, among other requirements, a $50,000,000 market capitalization or $50,000,000 in both total assets and revenue and a $5.00 per share minimum bid price. At the present time, principally as the result of the payment of cash and notes pursuant to the Logitech Acquisition, the Company does not meet the National Market maintenance criteria and has been delisted. Furthermore, the Company does not currently meet the requirements for inclusion on the Nasdaq SmallCap Market or other national stock exchanges. There can be no assurance that the Company will meet the listing requirements or that it will be accepted for trading on any such national exchange in the future.

     Trading, if any, in the Company's Common Stock can now only be conducted in the non-Nasdaq OTC Bulletin Board Market. As a result of the Company's delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock. In addition, because the Company's securities are not listed on NASDAQ, trading in the Common Stock is also subject to certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's Common Stock, and severely limit the market liquidity of the Company's Common Stock and the ability of purchasers of the Company's Common Stock to resell such securities in the secondary market.

     DEFECTS AND LIABILITY CLAIMS.   Software and hardware products frequently
contain errors or defects, especially when first introduced or when new versions or enhancements are released. Although the Company has not experienced any material adverse effects resulting from any such defects or errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, defects and errors will not be found in current versions, new versions or enhancements after commencement of commercial shipments, resulting in the loss of revenues, delay in market acceptance or unexpected reprogramming costs, which could have a material adverse effect upon the Company's business, operating results and financial condition.

     The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

     INTELLECTUAL PROPERTY RIGHTS. The Company relies on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect its proprietary technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

     Although there are no pending material lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights or any material notices that the Company is infringing the intellectual property rights of others, there can be no assurance that such infringement claims will not be asserted by third parties in the future. The computer industry has been subject to a substantial amount of intra-industry litigation in recent years regarding, among other matters, the extent of patent, copyright and intellectual property protection available for software products. As is common in the industry, from time to time, the Company may receive notices from third parties claiming infringement of intellectual property rights of such parties. In the event the Company were to receive any such notices, the Company would investigate such claim and respond as it deems appropriate. If any such claims are asserted and determined to be valid, there can be no assurance that the Company will be able to obtain licenses of the intellectual property rights in question on reasonable terms. The Company's involvement in any patent dispute or other intellectual property dispute or action to protect proprietary rights may have a material adverse effect on the Company's business, operating results and financial condition and may divert management's attention from the Company's business. Adverse determinations in any litigation may subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these situations can have a material adverse effect on the Company's business, operating results and financial condition.

     POTENTIAL DILUTIVE EFFECTS. The number of shares of Common Stock which may be issued upon conversion of the outstanding Series A Shares and Series B Shares is dependent upon the trading price of the Company's Common Stock at the time of conversion. As the trading price of the Common Stock decreases, the number of shares of Common Stock issuable upon conversion of Series A Shares, Series B Shares or a Call for Proceeds, if any, and the possibility of issuing additional warrants on conversion of the Series A Shares, will increase. Also, in connection with the Logitech Acquisition, the Company has issued and expects to issue promissory notes which may, under certain circumstances, convert into shares of the Company's Common Stock.

     LEGAL PROCEEDINGS. The Company and certain of its officers and directors, certain stockholders and the underwriters of Storm's initial public offering are parties to a lawsuit filed in the Superior Court of Santa Clara Court by a purported stockholder of Storm on behalf of a class of stockholders who purchased Storm Common Stock during the period October 1, 1996 through December 17, 1996. The lawsuit alleges that the defendants made misrepresentations in the prospectus, press releases and analyst reports regarding the Company's business prospects. Two actions have been filed in the United States District Court for the Northern District of California by the same plaintiffs in the state court action and assert causes of action under federal law similar to those alleged in the state court action. The state and federal court actions are all in very early stages and it is impossible to ascertain the likelihood of an unfavorable outcome or an estimate of the amount or range of any potential loss in the case. There can be no assurance of the ultimate outcome of any of these matters or that the Company's business, financial condition or operating results will not be materially adversely affected as a result of such lawsuits.

     The Company may become involved in various other legal actions arising in the normal course of business. Due to the inherent uncertainties of litigation, the outcome of any of these actions could be unfavorable, and the Company may choose to make payments, or enter into other arrangements, to settle such actions or may be required to pay damages or other expenses. Such an outcome in certain of these matters could have a material adverse effect on the Company's financial condition or results of operations. Such actions can require the expenditure of substantial management time and financial resources and can adversely affect the financial performance of the companies involved. There can be no assurance that the Company will not be a party to other such litigation in the future.

     YEAR 2000. While the Company does not anticipate any material "Year 2000" issues from its own information systems or products, the Company could be adversely impacted by Year 2000 issues faced by its vendors, customers and financial service providers. The Year 2000 issue arises because most computer systems and programs were designed to handle only a two-digit year, not a four-digit year, thus the year 2000 could be interpreted as the year 1900 resulting in the incorrect processing of data. The Company does not believe such issues, if any, will have a material adverse effect on the Company's operations or capital resources. However, there can be no assurance that the Company will not be adversely affected by unanticipated Year 2000 issues.


                                USE OF PROCEEDS

     The Company will receive the proceeds of a Call for Proceeds, if any, and expects to use such proceeds, if any, primarily for working capital. The Company will not receive any proceeds from conversions of the Series B Shares. The Company will not receive any proceeds from the resale of the shares of Common Stock by the Purchasers issuable upon conversion of the Series B Shares or those issuable upon Calls for Proceeds and all proceeds will go to the Selling Stockholders to be used for their own purposes.

                             SELLING STOCKHOLDERS

     The Selling Stockholders will hold shares of Common Stock which are issuable upon conversion of the Series B Shares and Calls for Proceeds, if any. The table below lists the Selling Stockholders, the number of shares of Common Stock which each will own, assuming a conversion date of June 29, 1998, the number of shares of Common Stock subject to sale pursuant to this Registration Statement and the number of shares of Common Stock each would own assuming sale of all shares of Common Stock registered by this Registration Statement.(3)

                                                                            Shares Owned After
                                      Shares Owned           Shares To        Offering Such
Selling Stockholder(1)             Before Offering(3)(4)   Be Offered(3)(4)     Shares(2)
----------------------             ---------------------   ----------------  -----------------
Libertyview Plus Fund                  2,800,000             2,800,000              0
Libertyview Fund, LLC                    699,999               699,999              0
CPR (USA) Inc.                         3,500,001             3,500,001              0
Total                                  7,000,000             7,000,000              0

_____________

(1) The persons named in the table have sole voting and investment power with respect to all shares of Storm Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2)  Assumes the sale of all shares offered hereby.

(3) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholder and assumes no Call for Proceeds have been made as described in this Prospectus. Additional shares will be issuable upon a Call for Proceeds,
     if any, as described in the Prospectus.   Pursuant to the Financing
     Agreements, the Company has agreed to register 7,000,000 shares of Common Stock. The actual number of shares of Common Stock issuable upon conversion of Series B Shares and a Call for Proceeds is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by the Company at this time, including among other factors, the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series B Shares and a Call for Proceeds, if any, by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the terms of the Series B Shares, if the Series B Shares had been actually converted on June 29, 1998, the conversion price would have been $.9225 (the price, assuming that the Registration Statement of which this Prospectus is a part is declared effective by August 3, 1998, is 82% of the average of the closing bid prices of the Common Stock for the three consecutive trading days immediately preceding June 29, 1998) at which price the Series B Shares would have been converted into approximately 2,172,475 shares of Common Stock, allocated among Libertyview Plus Fund, Libertyview Fund, LLC and CPR
     (USA) Inc. for 868,990, 217,247 and 1,086,238 shares of Common Stock, respectively. Pursuant to the Certificate of Designation of the Series B Shares, the number of shares of Common Stock issuable upon conversion of the Series B Shares and the shares of Common Stock issued upon a Call for Proceeds, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series B Shares) may not, without appropriate stockholder approval, exceed 19.99% of the outstanding Common Stock on the Issuance Date as determined in accordance with Section 13(a) of the Exchange Act.

(4) Assuming the conversion of the Series B Shares as described in note 3 above, 4,827,525 shares of Common Stock would be available for issuance upon Calls for Proceeds. In accordance with the terms of the Securities Purchase Agreement, if a Call Acceptance was received on June 29, 1998, and without regard to the maximum $1,000,000 Dollar Amount applicable to a single Call for Proceeds, all 4,827,525 shares of Common Stock would be issuable upon a Call for Proceeds with a Dollar Amount of $4,616,320.80 (based on 85% of the average of the closing bid prices of the Common Stock for the three consecutive trading days immediately preceding June 29, 1998 which average is $.95625). Such shares of Common Stock would be allocated prorata among the Selling Stockholders based on the amount of their original investment in the Series B Shares and accordingly, 40%, 10% and 50% of the 4,827,525 shares of Common Stock would be allocated among Libertyview Plus Fund, Libertyview Fund, LLC and CPR (USA) Inc., respectively, in the amounts of 1,931,010, 482,752 and 2,413,763 shares of Common Stock, respectively.

                             PLAN OF DISTRIBUTION

     The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time.

     The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

     The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

     The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the Selling Shareholders can sell all the Shares pursuant to Rule 144 of the Security Act (without regard to volume limitations), or (ii) when all of the Shares have been resold pursuant to Rule 144 or an effective registration statement.


                                 LEGAL MATTERS

     The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich, LLP, Palo Alto, California.


                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Storm Technology, Inc. for the year ended December 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Storm (File No. 0-21449) pursuant to the Exchange Act are incorporated herein by reference:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Storm 1997 Form 10-K"), filed with the Commission on March 31, 1998;

     2. Definitive Proxy Statement with respect to Storm's Annual Meeting of Stockholders on May 8, 1998 filed with the Commission on April 10, 1998;

     3. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission on May 15, 1998, as amended by Form 10-Q/A filed with the Commission on June 10, 1998;

     4.   Report on Form 8-K filed with the Commission on June 16, 1998;

     5. The description of Storm Common Stock contained in its Registration Statement filed with the Commission on June 26, 1996 (Registration number 333-06911) under the Exchange Act, as amended.

     All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the effective date of this Registration Statement shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. The Company will provide without charge to each person to whom this Registration Statement is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Registration Statement (other than any exhibits thereto). Requests for such documents should be directed to Storm Technology, Inc. at 1395 Charleston Road, Mountain View, California 94043 (telephone number (650) 691-6600), Attn.: Investor Relations Department.

____________________________________________    ____________________________________________

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATIONS OTHER THAN THOSE
CONTAINED OR INCORPORATED BY REFERENCE IN
THIS PROSPECTUS IN CONNECTION WITH THE
OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATION                      7,000,000 Shares
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY.  THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY, ANY                       STORM TECHNOLOGY, INC.
SECURITIES OTHER THAN THE REGISTERED
SECURITIES TO WHICH IT RELATES, OR AN OFFER
TO SELL, OR A SOLICITATION OF AN OFFER TO
BUY, IN ANY JURISDICTION IN WHICH IT IS                         COMMON STOCK
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE AN IMPLICATION THAT
THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF
THE COMPANY SINCE THE DATE HEREOF OR THAT
THE INFORMATION CONTAINED HEREIN IS CORRECT
AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                                                          _______________________

          TABLE OF CONTENTS                                      PROSPECTUS

                                          PAGE            _______________________


Available Information...................   3
The Company.............................   3
Risk Factors............................   4
Use of Proceeds.........................  10
Selling Stockholders....................  11
Plan of Distribution....................  11
Legal Matters...........................  12
Experts.................................  12
                                                               July 23, 1998











____________________________________________